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U.S. SECUR[illegible]ISSION

04002361

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
8-40490

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) **AND ENDING** 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

FIRM ID. NO.

Banc of America Futures, Incorporated

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

233 S. Wacker #2800
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason M. Carver (312) 234-2824
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	IL	60606
(ADDRESS) Number and Street State	City		Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 08 2004
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RECEIVED
FEB 26 2004
1086

OATH OR AFFIRMATION

I, _Jason M. Carver_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Banc of America Futures, Incorporated as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jason M Carver

Signed and sworn to before me on this the 20th of February, 2004.

Dorothy I. Wozniak

Notary Public

"OFFICIAL SEAL"
DOROTHY I. WOZNIAK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8/2/2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Banc of America Futures, Incorporated

Statement of Financial Condition

December 31, 2003

Available for Public Use

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Banc of America Futures, Incorporated
(a wholly owned subsidiary of Bank of America
Corporation)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Banc of America Futures, Incorporated (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of the statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2004

Banc of America Futures, Incorporated
(A Wholly Owned Subsidiary of Bank of America Corporation)

Statement of Financial Condition
December 31, 2003
(Dollars in Thousands)

Assets	
Cash and cash equivalents	$ 218,458
Cash and cash equivalents segregated under federal and other regulations	1,333
Securities on deposit with Banc of America Securities LLC (note 3)	49,867
Securities borrowed from affiliates (note 3)	2,368,979
Due from correspondent brokers and dealers:	
Customers segregated under federal regulations	93
Noncustomers and nonregulated customers	17,997
Due from clearing organizations:	
Customers segregated under federal regulations	189,671
Noncustomers	14,727
Guarantee deposits with exchanges	371,613
Memberships in exchanges (market value $1,902)	1,613
Investment in LCH.Clearnet Group	1,352
Total assets	$ 3,235,703
Liabilities and Stockholder's Equity	
Liabilities:	
Securities loaned to affiliates (note 3)	$ 2,011,416
Securities loaned to customers (note 3)	407,430
Due to clearing organizations:	
Customers segregated under federal regulations	1,935
Noncustomers and nonregulated customers	1,660
Due to customers	194,454
Due to noncustomers and nonregulated customers	525,324
Income taxes payable	5,645
Accounts payable and accrued liabilities	5,319
Total liabilities	3,153,183
Stockholder's equity:	
Common stock ($1 par value; 100 shares authorized; 50 shares issued and outstanding), at stated value	1,400
Additional paid-in capital	18,011
Retained earnings	63,109
Total stockholder's equity	82,520
Total liabilities and stockholder's equity	$ 3,235,703

The accompanying notes are an integral part of this statement of financial condition.

Banc of America Futures, Incorporated
(A Wholly Owned Subsidiary of Bank of America Corporation)

Notes to the Statement of Financial Condition
(Dollars in Thousands)

NOTE 1. ORGANIZATION

Banc of America Futures, Incorporated (the "Company"), a wholly owned subsidiary of Bank of America Corporation (the "Corporation"), is a registered broker-dealer, futures commission merchant and clearing member of principal commodity exchanges in the United States and Europe. The Company provides clearing and execution services to affiliates and customers.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or at amounts that approximate fair value due to the short maturity of the instruments.

Income Taxes

The Company is included in the consolidated Federal and in certain combined state and local income tax returns filed by the Corporation and affiliates. Other state and local tax returns are filed according to the taxable activity of each entity. The consolidated and combined tax liabilities are settled among the companies as if each company had filed separate returns. Payments are made by those companies with net liabilities on a separate return basis. Companies with losses or excess credits on a separate return basis receive payment for the related tax benefits when they would be utilized in their separate returns or in the consolidated or combined returns. In accordance with the Corporation's tax allocation policy, the Company was not allocated any state tax. Its state tax liability was below an agreed upon threshold when computed on a separate company basis.

(Dollars in Thousands)

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are included in the Statement of Financial Condition at their contract values. Borrowed transactions require the Company to deposit cash or securities as collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Translation of Foreign Currencies

The Company accounts for its transactions denominated in foreign currencies in accordance with Financial Accounting Standards Board Statement No. 52, *Foreign Currency Translation*. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Receivables From and Payables to Customers and Noncustomers

Receivables from and payables to customers and noncustomers represent balances arising in connection with futures and options commodity transactions, including gains and losses on open commodity futures contracts. Marketable customer owned securities consisting primarily of U.S. Government securities are held by the Company as collateral for receivables from customers. At December 31, 2003, customer owned securities of $7,550, held by the Company in safekeeping under the Commodity Exchange Act, are not included on the Statement of Financial Condition. A portion of these securities has been deposited as margin with exchange clearing organizations. Also, the long and short values of customers' options on futures positions of $118,205 and $(81,524), respectively, at December 31, 2003 are not reflected on the Statement of Financial Condition.

Guarantee Deposits with Exchanges

Guarantee deposits with exchanges represent cash, $6,517, and securities owned, $365,096, on deposit with the exchanges as collateral for transactions executed with the exchanges. Securities owned consist primarily of money market mutual funds and U.S. Treasury bills, which are carried at market value. Approximately $4,521 of these securities represents guarantee deposits maintained at clearing organizations, the remaining $360,575 consists of money market mutual funds and U.S. government securities pledged with clearing organizations as margins for clearing the trades of affiliates.

Exchange Memberships

Exchange memberships owned and used by the Company in its operations are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no impairments during 2003.

(Dollars in Thousands)

Investment in LCH.Clearnet Group

This investment represents an equity interest of less than 20% in LCH.Clearnet Group. The Company carries the investment at cost, which it believes approximates fair value. The investment is reviewed on an ongoing basis to ensure that the valuation has not changed significantly.

NOTE 3. SECURITIES BORROWED AND LOANED

The Company conducts securities borrowed and securities loaned transactions on a back-to-back basis with affiliates. In addition, the Company loans securities to Customers under relationships established by Banc of America Securities LLC ("BAS"). For all securities loaned to Customers, the Company simultaneously borrows the securities from BAS. All securities borrowed and securities loaned transactions are included in the Statement of Financial Condition at their contract values. Securities borrowed transactions require the Company to deposit cash or securities as collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Income and expenses resultant from transactions performed on a back-to-back basis with affiliates are passed directly to the affiliates and are not recorded in the Statement of Income.

At December 31, 2003, the contract value of securities borrowed and securities loaned transactions conducted on a back-to-back basis was $2,011,416.

In exchange for securities loaned to customers with a market value of $340,536, the Company received collateral from the customer of $407,430. Concurrent with loaning securities to customers, the Company borrowed identical securities from BAS. In connection with the securities borrowed from BAS, the Company deposited collateral of $357,563 with BAS. Additionally, the Company deposited $49,867 with BAS under a custodial agreement, but is not required to maintain this deposit as a condition of the securities loaned transaction.

NOTE 4. SEGREGATION OF FUNDS

The Company is required under the Commodity Exchange Act to segregate assets at least equivalent to balances due to customers trading in U.S regulated futures and options on futures contracts and customers domiciled in the United States trading on foreign futures markets. At December 31, 2003, the Company is in compliance with these segregation requirements.

NOTE 5. CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires a broker-dealer that is also registered as a futures commission merchant to maintain adjusted net capital equal to or above the greater of its requirements under Rule 15c3-1, or 4 percent of the funds required to be segregated pursuant to the Commodity Exchange Act and the regulations thereunder. The Company has elected the alternative method for calculation of the minimum net capital

(Dollars in Thousands)

requirement under Rule 15c3-1. At December 31, 2003, the Company had adjusted net capital of $60,468, which was $52,431 in excess of the minimum required to be maintained.

NOTE 6. INCOME TAXES

At December 31, 2003, the Company had taxes payable to the Corporation of approximately $5,645, which is included in income taxes payable on the Statement of Financial Condition.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company provides clearance services for the Corporation and other affiliates of the Corporation. At December 31, 2003, the Statement of Financial Condition includes the following balances between the Company, the Corporation and other affiliates of the Corporation:

Cash and cash equivalents	$ 216,858
Cash and cash equivalents segregated under federal and other regulations	501
Securities on deposit with Banc of America Securities LLC	49,867
Securities borrowed from affiliates	2,368,979
Securities loaned to affiliates	2,011,416
Due to noncustomers and nonregulated customers, net	525,324
Income taxes payable	5,645
Accounts payable and accrued liabilities	311

As of December 31, 2003, the Company owned Nations Cash Reserves ("Cash Reserves") shares with a market value of $721,730. The Cash Reserves are advised, administered and distributed by a subsidiary of the Corporation. At December 31, 2003, Cash Reserves are included in Cash and cash equivalents, Due from clearing organizations and Guarantee deposits with exchanges in the amounts of $182,000, $179,155 and $360,575, respectively.

The Corporation provides certain administrative services to the Company. These services include payment of the Company's payroll costs, occupancy costs, equipment rentals and communications costs, as well as various other operating expenses. The Corporation allocates to the Company a portion of the expenses related to these expenditures.

NOTE 8. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Off-balance sheet market risk of futures and options positions undertaken by the Company's customers and affiliates is borne by such entities. The Company's operational credit risk is primarily limited to amounts due from brokers, dealers, exchanges, clearing organizations, customers and noncustomers. Transactions in futures contracts are conducted through regulated exchanges for which the Company, its customers and other counterparties are subject to margin requirements and are settled in cash on a daily basis, thereby minimizing credit risk. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral, where appropriate.

In the normal course of business, the Company invests in U.S. Government obligations and other short-term instruments with U.S. financial institutions or U.S. branches of major foreign banks, which represent concentrations of credit risk. Management does not anticipate that losses, if any, as a result of credit risk would materially affect the Company's financial position.

NOTE 9. EMPLOYEE BENEFITS

The Corporation has established qualified retirement plans covering all full-time, salaried employees and certain part-time employees of the Company. In addition to providing retirement benefits, the Corporation also provides health care and life insurance benefits for active and retired employees of the Company. Substantially all of the Company's employees may become eligible for post-retirement benefits of the Corporation if they reach early retirement age and have the required number of years of service while employed by the Company. Certain current retirees are eligible for different benefits attributable to prior plans. The Corporation also maintains several defined contribution savings and profit sharing plans in which employees of the Company may participate. Certain employees of the Company also participate in the Corporation's stock-based compensation plans, which provide for the issuance of Corporation stock related awards, such as stock options and restricted stock. Additional disclosures related to employee benefits are included in the 2003 Annual Report of Bank of America Corporation.